November 27, 2012	TSX - HNC

     Hard Creek Nickel Completes
Non Brokered Private Placement

(VANCOUVER, BC) Hard Creek Nickel Corporation (the “Company”) – The Company has today completed its previously announced non brokered private placement of 10 Million Units.

The Company closed 10,000,000 Units at $0.06 per Unit. Each Unit consisted of one share and one share purchase warrant. Each full warrant is exercisable at Cdn. $0.08 for three years. The securities and warrants issued have a hold period expiring 4 months plus one day after issuance – March 28, 2013.

Hard Creek Insiders that participated in the Private Placement amounted to 7.38% or 1,666,533 Units.

Proceeds of the private placement will be used for general working capital.

A finders’ fee was paid on a portion of this private placement, 6% of gross cash proceeds.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

The TSX has not reviewed this news release and does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
Tel: 604 681 2300 Fax: 604 681 2310 E: info@hardcreek.com W: www.hardcreek.com